Room 4561

January 7, 2008

Mr. Robert M. Lewis
Chief Financial Officer
iMergent, Inc.
754 East Technology Avenue
Orem, UT 84097

   Re: **iMergent, Inc.**
      Form 10-K for the Fiscal Year Ended June 30, 2007
      Filed September 5, 2007
      Definitive Proxy Statement on Schedule 14A
      Filed October 24, 2007
      File No. 001-32277

Dear Mr. Lewis:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

               Sincerely,

               Mark Kronforst
               Accounting Branch Chief